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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  5

Name of Issuer:  Unique Casual Restaurants, Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  909 15K 100

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  John Zoraian, c/o Atticus Capital L.L.C., 590 Madison Avenue,
      32nd Floor, New York, New York 10022; (212) 829-8100

     (Date of Event which Requires Filing of this Statement)

                        December 22, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 909 15K 100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Timothy R. Barakett

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Canada

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

8.  Shared Voting Power:

         1,908,506


9.  Sole Dispositive Power:

10. Shared Dispositive Power:

         1,908,506

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,908,506

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares






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13. Percent of Class Represented by Amount in Row (11)

         16.44%

14. Type of Reporting Person

         IN














































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The purpose of this Amendment No. 5 is to report that the
ownership of Atticus International, Ltd. and Atticus Management, Ltd. in the Common Stock, par value $.01 per share (the "Shares"), of Unique Casual Restaurants, Inc. (the "Issuer") has decreased from 7.08% to 4.8% of the outstanding Shares. All capitalized terms not defined herein have the definitions given them in this Schedule 13D as previously amended.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Barakett is deemed to beneficially own 1,908,506 Shares and the Manager and the Fund are each deemed to beneficially own 551,556 Shares. All 1,908,506 Shares deemed to be owned by Mr. Barakett are held by either the Partnerships, the Fund or the managed accounts. The aggregate purchase price for all the Shares of the Issuer that Mr. Barakett is currently deemed to beneficially own is $12,946,377.43. The aggregate purchase price for all the Shares of the Issuer that the Manager and the Fund are currently deemed to beneficially own is $3,740,675.09. The funds for the purchase of the Shares held in the Partnerships, the Fund or the managed accounts have come from the working capital of the Partnerships, the Fund or the managed accounts. The working capital of these entities includes the proceeds of margin loans entered into in the ordinary course of business with Bear, Stearns & Co., Inc., such loans being secured by the securities owned by them.

Item 4.  Purpose of Transactions

         No change.

Item 5.  Interest in Securities of Issuer

         Based on the Issuer's most recent filing on Form 10-Q, as of November 9, 1998 there were 11,605,659 Shares outstanding. Therefore, Mr. Barakett may be deemed to beneficially own 16.44% of the outstanding Shares and the Manager and the Fund each may be deemed to own 4.8% of the outstanding Shares. None of the Partnerships or any of the managed accounts by itself owns greater than


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         5% of the outstanding Shares.  The Reporting Persons
         have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. The only transaction in the past sixty days was a transfer by the Fund of 268,644 Shares to the two Partnerships on December 22, 1998 at a price of $5.875 per Share. This transfer resulted in the Manager and the Fund ceasing to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer on December 22, 1998 but did not change the total number of Shares deemed to be beneficially owned by Mr. Barakett.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits


         Exhibit A:  Joint Filing agreement.































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         Signatures

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                                 /s/ Timothy R. Barakett
                                 _____________________________
                                 Timothy R. Barakett


                               ATTICUS MANAGEMENT, LTD.

                               By:  /s/ Timothy R. Barakett
                                 _____________________________
                                 Timothy R. Barakett, President


                               ATTICUS INTERNATIONAL, LTD.

                               By: ATTICUS MANAGEMENT, LTD.
                                   Manager

                               By:  /s/ Timothy Barakett
                                  ____________________________
                                  Timothy R. Barakett, President


December 23, 1998


















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                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Amendment to

Schedule 13D dated December 23, 1998 relating to the Common

Stock of Unique Casual Restaurants, Inc. shall be filed on

behalf of the undersigned.

                                 /s/ Timothy R. Barakett
                                 _____________________________
                                 Timothy R. Barakett


                               ATTICUS MANAGEMENT, LTD.

                               By:  /s/ Timothy R. Barakett
                                 _____________________________
                                 Timothy R. Barakett, President


                               ATTICUS INTERNATIONAL, LTD.

                               By: ATTICUS MANAGEMENT, LTD.
                                   Manager

                               By:  /s/ Timothy Barakett
                                  ____________________________
                                  Timothy R. Barakett, President


December 23, 1998














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